February 26, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549 USA

Attention:  Tia L. Jenkins

Re:          Jet Metal Corp. (formerly “Crosshair Energy Corporation”)
Form 20-F for the Fiscal Year Ended April 30, 2013
Filed July 25, 2013
Response dated February 18, 2014
File No. 001-33439

Dear Ms. Jenkins:

Jet Metal Corp. (“Jet” or the “Company”) is responding to your letter dated February 20, 2014, relating to the above-referenced filing (the “Filing”).  The comments contained in that letter and the Company’s responses are set forth below.

FORM 20-F FOR THE FISCAL YEAR ENDED APRIL 30, 2013

Statements of Operations and Comprehensive Loss

SEC COMMENT:

We note your response to comment 3 in our letter dated February 10, 2014 and that your classification of impairment losses within other items is based on the view that it is a non-recurring charge.  The guidance in IAS 1 suggests that the nature or function of a transaction, rather than its frequency, should determine its presentation within the income statement.  Please tell us how you considered this guidance in light of the fact that exploration and evaluation assets are used in your daily operations and your consideration of impairment is a required and recurring business risk.

JET RESPONSE:

In accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”), the Company presents analysis of its income and expenses using a classification structure based on the nature of the items to provide detailed information that is both reliable and relevant given the limited number of functions within the Company at its current stage of exploration.

Management believes that impairment losses associated with the Company’s exploration and evaluation assets differ significantly in nature from exploration and evaluation expenses incurred by the Company in the ordinary course.  Asset impairments are, by nature, less frequent and less predictable than exploration and evaluation expenses.  Accordingly, management opted to present impairment losses as “other items” in order to highlight that such losses were anomalous transactions.  Management believes that classifying impairment losses as “other items” assists financial statement readers in better understanding the financial performance of the Company, assessing possible trends and making projections of future financial performance.

Furthermore, with respect to the Company’s operations and current and future financial performance, (1) exploration and evaluation expenses and (2) the impairment of exploration and evaluation assets are two elements which management assesses and interprets separately.  Exploration and evaluation expenses are reflective of expenses incurred during the fiscal year or period presented, whereas an impairment loss reflects a reduction of accumulated acquisition costs incurred during multiple fiscal years.  For example, the impairment loss attributable to the Golden Promise property for the year ended April 30, 2013 relates to acquisition costs incurred as early as the year ended April 30, 2007.  The nature of the impairment loss is not comparable to the nature of the exploration and evaluation expenses as the former captures cumulative acquisition transactions from prior years while the latter captures only current year or period expenditures.

In preparing the Company’s financial statements, management ensures that the financial statements are comparable both with previous periods and with financial statements of other entities, as required by IAS 1.1.  Management regularly reviews financial statements of other publicly-listed companies who report under International Financial Reporting Standards to determine industry standards and best practices.  In performing this review, management has found that presenting an impairment of exploration and evaluation assets as an “other item” is a common practice among junior exploration companies.

The Company welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience.  If you wish to discuss any of these points please contact Kate-Lynn Genzel, Chief Financial Officer at (604) 681-8030 ext. 298. If the amendments proposed in our letter dated February 18, 2014 and our response above are acceptable please advise and we will attend to filing the amended Form 20-F for the year ended April 30, 2013.

Yours very truly,

JET METAL CORP

“Jim Crawford”

Jim Crawford
Chief Executive Officer and President

encl.

cc:           Jet Metal Corp.
Attn:       Kate-Lynn Genzel, CFO
Sheila Paine, Corporate Secretary

King & Bay West Management Corp.
Attn:       Elizabeth Dylke, Vice President, Legal

www.jetmetalcorp.com	Head Office	Phone: 604-681-8030
Email: info@jetmetalcorp.com	1140 W. Pender Street, Suite 1240	Toll Free: 1-866-683-8030
	Vancouver, BC, Canada V6E 4G1	Facsimile: 604-681-8039
JET: TSX-V JETMF: OTCQB